# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kyivstar Group Ltd., CIK 0002062440
CUSIP: G5331N101
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: Unit 517,Level 5 Index Tower, Dubai International Financial Centre, DIFC, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001894482
Persons authorized to receive notices and communications: Mehar Jagota, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104, (267) 703-4396

## Reporting persons
- Cohen Circle Sponsor I, LLC (CIK 0001894482): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,894,665; sole dispositive power 0; shared dispositive power 3,894,665; aggregate amount beneficially owned 3,894,665 (1.7% of the class)
- Cohen Circle Advisors I, LLC (CIK 0001894179): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,115,688; sole dispositive power 0; shared dispositive power 2,115,688; aggregate amount beneficially owned 2,115,688 (0.9% of the class)
- Betsy Z. Cohen (CIK 0001168754): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,010,353; sole dispositive power 0; shared dispositive power 6,010,353; aggregate amount beneficially owned 6,010,353 (2.6% of the class)
  Comment: Ms. Cohen is the Manager of each of Cohen Circle Sponsor I, LLC and Cohen Circle Advisors I, LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which she does not have any pecuniary interest.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Kyivstar Group Ltd.
Address of issuer's principal executive offices: Unit 517,Level 5 Index Tower, Dubai International Financial Centre, DIFC, United Arab Emirates (C0), 00000
Comment:
Introductory Note This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the common shares, par value $0.01 per share of Kyivstar Group Ltd. (the "Issuer"). This Amendment amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 17, 2024 and the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 3, 2025 (together, the "Original Schedule 13D"), in each case with respect to the ordinary shares, par value $0.0001 per share of Cohen Circle Acquisition Corp. I (the "Previous Issuer").

On August 14, 2025, the Issuer consummated the previously announced business combination (the "Business Combination") pursuant to the Business Combination Agreement, dated as of March 18, 2025 (as amended, the "Business Combination Agreement"), by and among the Issuer, the Previous Issuer, VEON Amsterdam B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, VEON Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and Varna Merger Sub Corp., an exempted company incorporated with limited liability in the Cayman Islands. As a result of the Business Combination, except as otherwise described in this Amendment, the ordinary shares of the Previous Issuer held by the Reporting Persons at the time of the Business Combination were converted into an equal number of common shares of the Issuer.

Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) Cohen Circle Sponsor I, LLC ("Sponsor"), which is the holder of record of 3,894,665, or approximately 1.7%, of the issued and outstanding common shares of the Issuer (230,863,523) outstanding as of the closing of the Business Combination; (ii) Cohen Circle Advisors I, LLC ("Advisors"), which is the holder of record of 2,115,688, or approximately 0.9%, of the issued and outstanding common shares of the Issuer (230,863,523) outstanding as of the closing of the Business Combination; and (iii) Betsy Z. Cohen, a director of the Issuer, and also the Manager of Sponsor and Advisors.
Residence or business address: The address of the principal business and principal office of each of Sponsor, Advisors and Ms. Cohen is c/o Cohen Circle, LLC, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.
Present principal occupation or employment: Sponsor and Advisors' principal businesses are to act as the Issuer's sponsor. The principal occupation of Ms. Cohen is to serve as a director of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor and Advisors are each a Delaware limited liability company. Ms. Cohen is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction: No change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculation of the percentage of common shares beneficially owned is based on 230,863,523 common shares outstanding as of the closing of the Business Combination. The aggregate number and percentage of common shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference. As of August 14, 2025, each of Sponsor and Advisors was controlled by its Manager, Betsy Cohen. Ms. Cohen may be deemed to have beneficial ownership of securities reported herein, however, Ms. Cohen disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest she may have therein, directly or indirectly.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Pursuant to the terms of that certain Sponsor Agreement dated March 18, 2025 (as amended, the "Sponsor Agreement"), on the closing date of the Business Combination, Sponsor and Advisors forfeited (i) an aggregate of 2,609,647 Class B ordinary shares of the Previous Issuer and (ii) all 238,333.33 Private Placement Warrants of the Previous Issuer, in each case held by Sponsor and Advisors.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common shares of the Issuer on August 14, 2025, the closing date of the Business Combination.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 2.1 Business Combination Agreement, dated as of March 18, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-42369) of Cohen Circle Acquisition Corp. I filed with the SEC on March 18, 2025).

Exhibit 2.2 Amendment No. 1 to the Business Combination Agreement, dated as of June 24, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-42369) of Cohen Circle Acquisition Corp. I filed with the SEC on June 27, 2025).

Exhibit 2.3 Amendment No. 2 to the Business Combination Agreement, dated as of July 10, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-42369) of Cohen Circle Acquisition Corp. I filed with the SEC on July 15, 2025).

Exhibit 10.4 Sponsor Agreement, dated as of March 18, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, Cantor Fitzgerald & Co., and VEON Amsterdam B.V. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-42369) of Cohen Circle Acquisition Corp. I filed with the SEC on March 18, 2025).

Exhibit 10.5 Amendment No. 1 to Sponsor Agreement, dated as of July 10, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC, Cantor Fitzgerald & Co., and VEON Amsterdam B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-42369) of Cohen Circle Acquisition Corp. I filed with the SEC on July 15, 2025).

## Signatures
- Cohen Circle Sponsor I, LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen/Manager (09/05/2025)
- Cohen Circle Advisors I, LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen/Manager (09/05/2025)
- Betsy Z. Cohen: /s/ Betsy Z. Cohen, Betsy Z. Cohen (09/05/2025)